Exhibit 99.1

Hello Everyone,

My name is Jack Norman from the Marketing Team here at Masterworks.

We are pleased to present xUxnxtxixtxlxexdx, 2011 by the renowned artist, Laura Owens.

Laura Owens is internationally celebrated for her large-scale paintings that oscillate between representation and abstraction, often humorously engaging with their surrounding environments and the role of gender in art history.

The Artwork is a large-scale vertical composition centered around a set of large, stacked rectangular forms. The rectangles contain smaller rectangles, squares and circles in rows like windows, which gives them an architectural feel. This deconstructed cityscape is surrounded by black gestural brushstrokes and fragments of a blue, green, pink and brown grid.

So why do we like this painting? Three reasons:

One: We believe this work has high upside potential with an attractive record price appreciation of 26.2% from November 17, 2000 to June 30, 2023.

Two: Artworks by Owens have an annual appreciation rate of 14.3% for similar works from October 14, 2011 to May 19, 2023.

Three: Auction records for artworks similar in scale, style, and period are led by Untitled (2016), which sold for about $1.6M at Sotheby’s New York on November 18, 2021, and Untitled (2019), which sold for about $1.1M at Sotheby’s New York on May 17, 2019.

Thank you for joining us. We look forward to introducing you to this fantastic work by Laura Owens.